UNITED STATES OF AMERICA
          BEFORE THE SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C.


       In the Matter of
                                       CERTIFICATE PURSUANT
    Entergy Arkansas, Inc.                  TO RULE 24

       File No. 70-8001

Public Utility Holding Company

          Act of 1935


Entergy Arkansas, Inc.           Entergy Louisiana, Inc.
425 West Capitol Avenue          639 Loyola Avenue
Little Rock, Arkansas  72201     New Orleans, Louisiana  70113

Entergy Mississippi, Inc.        Entergy New Orleans, Inc.
308 East Pearl Street            639 Loyola Avenue
Jackson, Mississippi  39201      New Orleans, Louisiana  70113

                       System Fuels, Inc.
                     10055 Grogans Mill Road
                 Parkwood II Building, Suite 300
                   The Woodlands, Texas 77380


          This is to certify, pursuant to Rule 24 under the Public Utility Holding Company Act of 1935, as amended, that certain of the transactions proposed by Entergy Arkansas, Inc. ("EAI") in the Application-Declaration on form U-1 in the above file, as amended, have been executed during the second through fourth quarters of 1997 in accordance with the terms and conditions of, and for the purposes represented by, the Application-Declaration and pursuant to the order of the Securities and Exchange Commission ("Commission") with respect thereto dated June 13, 1995 (Release No. 70-8001). As of July 31, 1997, EAI no longer has excess steel railcar obligations; therefore, this filing will constitute the final Rule 24 Filing for the subject matter.

          The following table describes the transactions that have been executed by Entergy Arkansas Inc. ("EAI") during the second through fourth quarters of 1997.

                       Date    Expiration   Number of      Rent
Transaction/Party    Executed     Date       Railcars   Railcar/Mo.

Subleases

No new activity.

Assignments


Terminations

The Lease of Railroad Equipment containing 735 steel railcars dated August 29, 1980, originally between Systems Fuels, Inc., as LESSEE and The Connecticut Bank and Trust Company as TRUSTEE/LESSOR was terminated as follows: 1) a partial termination of 600 steel railcars was effective May 30, 1997, and
2) a final termination for the remaining 135 steel railcars was effective July 1, 1997;

The Lease of Railroad Equipment containing 572 steel railcars dated June 15, 1982, originally between Systems Fuels, Inc., as
LESSEE and The Connecticut Bank and Trust Company as
TRUSTEE/LESSOR was terminated effective March 1, 1997;

The Lease of Railroad Equipment dated May 14, 1984, originally between Systems Fuels, Inc., as LESSEE and The Connecticut Bank and Trust Company as TRUSTEE/LESSOR was terminated as follows:
1) a partial termination of 15 steel railcars was effective April 15, 1997, and 2) a final termination for the remaining 129 steel railcars was effective July 31, 1997;


Exhibits and Financial Statements

Leases:  All executed leases are similar to the Master Railcar
         Lease submitted for reference January 10, 1996.

Assignments:

Termination: All terminations to lease are similar to the PARTIAL TERMINATION OF LEASE AGREEMENT previously submitted for reference April 14, 1997.

          IN WITNESS WHEREOF, Entergy Arkansas, Inc. has caused this certificate to be executed this 8th day of April, 1998.

                            Entergy Arkansas, Inc.
                            Entergy Louisiana, Inc.
                            Entergy Mississippi, Inc.
                            Entergy New Orleans, Inc.


                            By:      /s/ Naomi Nakagama
                                       Naomi Nakagama
                             Senior Vice President - Finance and
                                          Treasurer


                            System Fuels, Inc.


                            By:      /s/ Naomi Nakagama
                                       Naomi Nakagama
                              Senior Vice President - Finance,
                             Treasurer and Assistant Secretary